* KW 3/4

[redacted]

13013102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68243

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHANNON ADVISORS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

272 E. Deerpath Road - Suite 206
(No. and Street)

Lake Forest (City) IL (State) 60045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

B. Timothy O'Gara (847)739-3208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

2801 Lakeside Dr., 3rd Floor (Address) Bannockburn (City) IL (State) 60015 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2013
13 REGISTRATIONS BRANCH

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Filed Pursuant to Rule 17a-5(e)(3) of the Securities Exchange Act

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/5/13

***** PUBLIC DOCUMENT *****

FGMK

Shannon Advisors LLC

Statement of Financial Condition and
Independent Auditor's Report

December 31, 2012

Shannon Advisors LLC

Statement of Financial Condition and
Independent Auditor's Report

December 31, 2012

Filed Pursuant to Rule 17a-5(e)(3) of the Securities Exchange Act
***** PUBLIC DOCUMENT *****

FGMK
One Source. Infinite Solutions.™

SHANNON ADVISORS LLC

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, B. Timothy O'Gara, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shannon Advisors LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

"OFFICIAL SEAL"
NANCY L. TURENNE
NOTARY PUBLIC, STATE OF ILLINOIS
My Co[illegible] 02/22/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Filed Pursuant to Rule 17a-5(e)(3) of the Securities Exchange Act

***** PUBLIC DOCUMENT *****

FGMK, LLC
One Source Infinite Solutions™
Certified
Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Member of
Shannon Advisors LLC

Report on the Financial Statement
We have audited the accompanying statement of financial condition of Shannon Advisors LLC (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shannon Advisors LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

FGMK, LLC

Bannockburn, Illinois
January 21, 2013

2801 Lakeside Drive
3rd Floor
Bannockburn, IL 60015

847 374 0400 v
847 374 0420 f

www.fgmk.net

SHANNON ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 74,902
Accounts receivable	2,531,875
	$ 2,606,777

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 3,581
MEMBER'S EQUITY	2,603,196
	$ 2,606,777

The accompanying notes are an integral part of this statement.

SHANNON ADVISORS LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business. Shannon Advisors LLC (the "Company") was incorporated in the State of Delaware in March 2009 and is a wholly-owned subsidiary of Shannon Advisors LP (the "Parent"). The Company is registered as a broker/dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and various states, and, in this capacity, it performs brokerage and private placement advisory services to private equity companies globally.

Management Estimates and Assumptions. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash and Cash Equivalents. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Accounts Receivable and Allowances for Uncollectible Accounts. Accounts receivable are reported net of any estimated allowances for uncollectible accounts and contractual adjustments. All receivables are uncollateralized. To provide for receivables that could become uncollectible in the future, the Company may establish an allowance for uncollectible accounts to reduce the carrying amount of such receivables to their estimated net realizable value. The allowance for uncollectible accounts is based upon management's assessment of historical and expected net collections, business and economic conditions, and other collection indicators. No allowance was deemed necessary by management as of December 31, 2012.

Revenue Recognition. Revenues are recognized when earned.

Income Taxes. The Company is organized as a single member limited liability company, which is a disregarded entity for income tax purposes. Accordingly, the Parent's partners are personally responsible for the federal and Illinois income taxes on the Company's taxable income, and therefore no provision for federal and Illinois income taxes has been made in these financial statements.

The Company may make distributions to its member in 2013 in connection with such member's respective income tax liability incurred for 2012 as a result of the Company's partnership income tax status.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by the Internal Revenue Service or other tax authorities, generally for three years after the tax returns are filed; however, there are currently no audits for any tax periods in progress.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2012, the Company had net capital of $69,823 which was $64,823 in excess of its required net capital of $5,000. The Company's net capital ratio was 5.13 to 1.00.

Management anticipates making capital distributions totaling approximately $527,000 during the six months after December 31, 2012.

SHANNON ADVISORS LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(Concluded)

NOTE 3 – CONCENTRATIONS

For the year ended December 31, 2012, the Company had three clients that accounted for 87% of revenues. As of December 31, 2012, the Company had two clients that accounted for $2,471,875, or 98% of accounts receivable. The ongoing operation of the Company is economically dependent on its ability to enter into contracts with other parties.

NOTE 4 – SUBSEQUENT EVENTS

Management has evaluated all known subsequent events from December 31, 2012 through January 21, 2013, the date the accompanying financial statement was available to be issued, and is not aware of any material subsequent events occurring during this period.